

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Beth Hecht
General Counsel
XERIS PHARMACEUTICALS INC
180 N. LaSalle Street
Suite 1810
Chicago, IL 60601

> **Re: XERIS PHARMACEUTICALS INC**
> **Draft Registration Statement on Form S-1**
> **Filed January 7, 2019**
> **File No. 377-02456**

Dear Ms. Hecht:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance